                                                                               .
                                                                               .
                                                                               .

                              LJ INTERNATIONAL INC
                                      INDEX


PART I  FINANCIAL INFORMATION:

ITEM 1.  FINANCIAL STATEMENTS

         Condensed Consolidated Balance Sheets,
           March 31, 2003 (Unaudited) and December 31, 2002                                                    1

         Condensed Consolidated Statements of Operations,
           For the Three Months Ended
             March 31, 2003 and March 31, 2002 (Unaudited)                                                     3

         Condensed Consolidated Statements of Changes in Stockholders' Equity,
           For the Three Months Ended
             March 31, 2003 and March 31, 2002 (Unaudited)                                                     4

         Condensed Consolidated Statements of Cash Flows,
           For the Three Months Ended
             March 31, 2003 and March 31, 2002 (Unaudited)                                                     6

         Notes to the Condensed Consolidated Financial
           Statements                                                                                        7-9

ITEM 2     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
           CONDITION AND RESULTS OF OPERATIONS                                                                10

PART II  OTHER INFORMATION:

         Item 1 Through Item 6                                                                                14

                              LJ INTERNATIONAL INC.
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                        (IN THOUSANDS, EXCEPT SHARE DATA)


                                                                            As of           As of
                                                                         March 31     December 31
                                                                             2003            2002
                                                                    -------------   -------------
                                                                     (Unaudited)
ASSETS                                                                        US$             US$
CURRENT ASSETS:
   Cash and cash equivalents                                                  847             997
   Restricted cash                                                          5,463           6,358
   Trade receivables, net of allowance for doubtful
    accounts (US$280 as of March 31,2003 and December 30, 2002)             7,380           8,159
   Inventories                                                             16,969          17,932
   Prepayments and other current assets                                     1,426           1,233
                                                                    -------------   -------------
                                                                           32,085          34,679
   TOTAL CURRENT ASSETS
Properties held for lease, net                                              1,548           1,561
Property, plant and equipment, net                                          4,937           5,153
Due from related parties                                                      511             511
Goodwill, net                                                               1,721           1,721
Investment securities, net                                                  2,460           2,460
                                                                    -------------   -------------

TOTAL ASSETS                                                               43,262          46,085
                                                                    =============   =============

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
   Bank overdrafts                                                            950           3,107
   Notes payable, current portion                                           1,480           1,073
   Letters of credit, gold and other loans                                 11,375          10,195
   Trade payables                                                           3,475           6,620
   Accrued expenses and other payables                                      2,234           1,719
   Income taxes payable                                                        96              69
                                                                    -------------   -------------
   TOTAL CURRENT LIABILITIES                                               19,610          22,783
Other payables, non-current                                                    --              --
                                                                    -------------   -------------
TOTAL LIABILITIES                                                          19,610          22,783
                                                                    -------------   -------------
MINORITY INTEREST                                                              --               8


STOCKHOLDERS' EQUITY

   Common stocks, par value US$0.01 each,
   Authorized - 100 million shares,

   Issued -

      8,671,615 shares as of March 31, 2003 and December 31, 2002              87               87

Additional paid-in capital                                                 17,410           17,410

Treasury stock                                                               (391)            (391)

Accumulated other comprehensive loss                                         (151)            (151)

Retained earnings                                                           6,697            6,339
                                                                    -------------    -------------
                                                                           23,652           23,294
                                                                    -------------    -------------

TOTAL STOCKHOLDERS' EQUITY

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                 43,262           46,085
                                                                    =============    =============



See accompanying notes to the condensed consolidated financial statements.

                              LJ INTERNATIONAL INC
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (UNAUDITED)
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                    Three months ended
                                                                         March 31
                                                              ------------------------------
                                                                   2003             2002
                                                              -------------    -------------
                                                                    US$             US$
OPERATING REVENUE                                                    11,139           10,611
Costs of goods sold                                                  (7,795)          (7,688)
                                                              -------------    -------------
Gross profit                                                          3,344            2,923

Selling, general and administrative expenses                         (2,910)          (3,041)
                                                              -------------    -------------

OPERATING INCOME (LOSS)                                                 434             (118)

OTHER REVENUE AND EXPENSE
Other revenues                                                           60               70
Interest expenses                                                      (144)            (161)
                                                              -------------    -------------
INCOME (LOSS) BEFORE INCOME TAXES AND MINORITY INTEREST                 350             (209)
Income taxes                                                             --              142
                                                              -------------    -------------
INCOME (LOSS) BEFORE MINORITY INTEREST                                  350              (67)
Minority interest                                                         8               --
                                                              -------------    -------------
NET INCOME (LOSS)                                                       358              (67)
                                                              =============    =============


Numerator:
      Net income (loss) used in computing basic and diluted
        earnings (loss) per share                                       358              (67)
                                                              =============    =============


Denominator:
      Weighted average number of shares used
         in calculating basic earnings (loss) per share           8,353,415        8,671,615
      Effect of dilutive potential ordinary shares:
        Warrants & stock options                                         --               --

                                                              -------------    -------------

      Weighted average number of shares used
         in calculating diluted earnings (loss) per share         8,353,415        8,671,615
                                                              =============    =============

Earnings (loss) per share:
      Basic                                                            0.04            (0.01)
                                                              =============    =============

      Diluted                                                          0.04            (0.01)
                                                              =============    =============





See accompanying notes to the condensed consolidated financial statements.

                              LJ INTERNATIONAL INC.
       CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                                   (UNAUDITED)
                        (IN THOUSANDS EXCEPT SHARE DATA)


THREE MONTHS ENDED MARCH 31, 2003

                                      Common Stock                       Treasury Stock        Accumulated
                                  --------------------- Additional   ---------------------           Other
                                                           Paid-in                 Purchase  Comprehensive   Retained
                                     Shares   Par Value    Capital        Share        Cost           Loss   Earnings       Total
                                  ---------   ---------   ---------   ---------   ---------  -------------  ---------   ---------
                                                    US$         US$                     US$            US$        US$         US$
Balance as of December 31, 2002   8,671,615          87      17,410     318,200        (391)        (151)       6,339      23,294

Net income                               --          --          --          --          --           --          358         358
                                                                                                                        ---------
Comprehensive income                                                                                                          358
                                  ---------   ---------   ---------   ---------   ---------    ---------    ---------   ---------
Balance as of March 31, 2003      8,671,615          87      17,410     318,200        (391)        (151)       6,697      23,652
                                  =========   =========   =========   =========   =========    =========    =========   =========



See accompanying notes to the condensed consolidated financial statements.

                              LJ INTERNATIONAL INC.
       CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                                   (UNAUDITED)
                        (IN THOUSANDS EXCEPT SHARE DATA)

THREE MONTHS ENDED MARCH 31, 2002


                                      Common Stock                       Treasury Stock        Accumulated
                                  --------------------- Additional   ---------------------           Other
                                                           Paid-in                 Purchase  Comprehensive   Retained
                                     Shares   Par Value    Capital        Share        Cost           Loss   Earnings       Total
                                  ---------   ---------   ---------   ---------   ---------  -------------  ---------   ---------
                                                    US$         US$                     US$            US$        US$         US$
Balance as of December 31, 2001   8,671,615          87      17,314           --          --          --      13,542       30,943
Stock-based transactions                 --          --         (65)          --          --          --          --          (65)
Comprehensive income: net loss           --          --          --           --          --          --         (67)         (67)
                                  ---------   ---------   ---------    ---------   ---------   ---------   ---------    ---------
Balance as of March 31, 2002      8,671,615          87      17,249           --          --          --      13,475       30,811
                                  =========   =========   =========    =========   =========   =========   =========    =========




See accompanying notes to the condensed consolidated financial statements.

                              LJ INTERNATIONAL INC.
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)
                                 (IN THOUSANDS)

                                                                                 Three months ended
                                                                                      March 31
                                                                           ------------------------------
                                                                                    2003             2002
                                                                           -------------    -------------
                                                                                     US$              US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)                                                                    358              (67)
Adjustments to reconcile net income (loss) to net cash provided by (used
   in) operating activities:
   Depreciation and impairment loss on property, plant and equipment                 312              213
   Amortization and impairment loss on goodwill                                       --                7
   Unrealised (gain) loss on gold loan                                               (99)             420
   Allowance for doubtful debts                                                      (28)             (36)
   Costs associated with stock-based transactions                                     --              (65)
   Minority interests                                                                 (8)              --
Changes in operating assets and liabilities:
   Trade receivables                                                                 807           (1,155)
   Inventories                                                                       963            1,599
   Prepayments and other current assets                                             (192)             968
   Due from related parties                                                           --            2,349
   Trade payables                                                                 (3,147)          (1,327)
   Accrued expenses and other payables                                               554             (885)
   Due to director                                                                    --               80
   Letters of credit                                                               1,279           (1,607)
                                                                           -------------    -------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                            799              494
                                                                           -------------    -------------


CASH FLOWS FROM INVESTING ACTIVITIES:
Change in restricted cash                                                            895             (209)
Purchase of property, plant and equipment                                            (83)             (26)
Purchase of subsidiary                                                                --           (2.460)
                                                                           -------------    -------------
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                                  812           (2,695)
                                                                           -------------    -------------

CASH FLOWS FROM FINANCING ACTIVITIES:
Change in bank overdrafts                                                         (2,157)             481
Loans acquired                                                                       615            1,714
Repayment of loans                                                                  (208)            (124)
Repayment of capitalized leases                                                      (11)              (6)
                                                                           -------------    -------------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                               (1,761)           2,065
                                                                           -------------    -------------

NET DECREASE IN CASH AND CASH EQUIVALENTS                                           (150)            (136)
CASH AND CASH EQUIVALENTS, AT BEGINNING OF PERIOD                                    997              720

                                                                           -------------    -------------

CASH AND CASH EQUIVALENTS, AT END OF PERIOD                                          847              584
                                                                           =============    =============


SUPPLEMENTAL DISCLOSURE:
Cash paid during the period for:
Interest                                                                             144              160
Taxes (refunded)                                                                     (27)               1



See accompanying notes to the condensed consolidated financial statements.

                              LJ INTERNATIONAL INC.

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (INFORMATION SUBSEQUENT TO DECEMBER 31, 2002 IS UNAUDITED)


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     LJ International Inc. (the Company) and its subsidiaries (collectively the Group) are principally involved in the design, manufacture, marketing and sale of precious and semi-precious gemstones jewelry as well as diamond jewelry. While the Company is based in Hong Kong, its manufacturing operations are in the People's Republic of China (PRC) and most of its sales are currently in the United States of America (US). The Group also owns certain commercial and residential properties located in Hong Kong, which are held primarily for investment purposes.

     The unaudited condensed consolidated financial statements included the accounts of LJ International Inc. (the "Company") and its subsidiaries. All material intercompany accounts and transactions have been eliminated on consolidation. The accompanying unaudited first quarter condensed consolidated financial statements and related notes should be read in conjunction with the financial statements and related notes included in the Company's transition report on Form 20-F for the eight-month period ended December 31, 2002 filed with the Securities and Exchange Commission on May 15, 2003.

     Effective May 1, 2002, the Company has determined that reporting currency is US dollar and local currency will continue to be the functional currency for the Company's foreign subsidiaries. The Company has also changed its basis of accounting and prepared its financial statements in accordance with generally accepted accounting principles in the US. These changes were adopted in order to assist the readers in better understanding the financial statements. The financial statements of periods prior to the change have been comprehensively recast as if the new reporting currency and the new basis of accounting had been in use for all periods presented.

     The Company changed to a calendar-year basis of reporting financial results effective May 1, 2002. The move was to enable the company to continue the trend of filing financial results in line with the majority of US reporting companies.

     The information furnished reflects, in the opinion of the management of the Company, all adjustments, consisting of normal recurring accruals, which are necessary to present a fair statement of the results for the first quarter presented.

     The first quarter figures are not necessarily indicative of the results to be expected for the fiscal year due to the seasonal nature of the business.

2.   EFFECT OF RECENTLY ISSUED ACCOUNTING STANDARDS

     In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123". SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Companies having a year-end after December 15, 2002 are required to follow the prescribed format and provide the additional disclosures in their annual reports. SFAS No. 148 does not amend SFAS No. 123 to require companies to account for employee stock options using the fair value method. The Company adopted the disclosure provisions required in SFAS No. 148 and has provided the necessary disclosure in note 15.

     In November 2002, the FASB issued Interpretation No. 45 ("FIN 45") "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee. However, the provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor's obligations do not apply to product warranties or to guarantees accounted for as derivatives. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company is currently evaluating the effect of adopting FIN 45 on its results of operations and financial position.

     In January 2003, the FASB issued Interpretation No. 46 ("FIN 46") "Consolidation of Variable Interest Entities." Until this interpretation, a company generally included another entity in its consolidated financial statements only if it controlled the entity through voting interests. FIN 46 requires a variable interest entity, as defined, to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns. The Company currently has no interests in variable interest entities, and therefore does not expect adoption of FIN No. 46 to have impact on the Group's financial statements.


3.   INVENTORIES

     Inventories consist of:

                                                             As of           As of
                                                          March 31     December 31
                                                     -------------   -------------
                                                              2003            2002
                                                     -------------   -------------
                                                           US$'000         US$'000
               Raw materials                                11,872          12,892
               Work-in-progress                                273             341
               Finished goods                                4,824           4,699
                                                     -------------   -------------
                                                            16,969          17,932
                                                     =============   =============

4.   STOCK REPURCHASE PROGRAM

     In September 2001, the Company announced a Common Stock repurchase program pursuant to which the Company may repurchase up to 1,000,000 shares of Common Stock.

     As of March 31, 2003, the Company purchased, through open market purchases, 318,200 shares of common stock of the Company at an aggregate consideration of approximately US$391,000.


5    STOCK BASED COMPENSATION

     Effective June 1, 1998, the Company adopted and approved the 1998 Stock Compensation Plan. The purpose of the plan is to:

     o encourage ownership of the common stock by the Company's officers, directors, employees and advisors;

     o provide additional incentive for them to promote the Company's success and the Company's business; and

     o encourage them to remain in employment by providing them an opportunity to benefit from any appreciation of the Company's common stock through the issuance of stock options.

     Options constitute either incentive stock options within the meaning of
     Section 422 of the United States Internal Revenue Code of 1986, as amended, or options which constitute nonqualified options at the time of issuance of such options. The plan provides that incentive stock options and/or nonqualified stock options may be granted to the officers, directors, employees and advisors selected by the compensation committee. A total of 4,000,000 shares of common stock are authorized and reserved for issuance during the term of the plan which expires in June 2008. The compensation committee has the sole authority to interpret the plan and make all determinations necessary or advisable for administering the plan. The exercise price for any incentive option must be at least equal to the fair market value of the shares as of the date of grant. Upon the exercise of the option, the exercise price must be paid in full either in cash, shares of the Company's stock or a combination. If any option is not exercised for any reason, such shares shall again become available for the purposes of the plan.

     On October 17, 2000, the Company offered each option holder the opportunity to cancel all or some of the stock options previously granted in exchange for the granting on April 30, 2001 of options to acquire an equal number of shares with an exercise price equal to the then last sale price of the stock on April 30, 2001 for a new term of seven years expiring April 30, 2008.

     As of March 31, 2003, no options had been exercised and the following exchanged options to purchase shares of our common stock under the Plan remained outstanding:

     o stock options to purchase 3,025,500 shares at $2.00 per share through April 30, 2008, of which 1,181,000 are held by our directors and officers as a group.

     The Company records compensation expense for stock-based employee compensation plans using the intrinsic value method in which compensation expense, if any, is measured as the excess of the market price of the stock over the exercise price of the award on the measurement date. As the exercise price of the Company's incentive stock options is same as or higher than the market price of the underlying stock on the date of grant, pursuant to APB No. 25, no compensation expense has been recognized for stock options granted to employees for each of the periods presented.

                              LJ INTERNATIONAL INC.
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
           (INFORMATION SUBSEQUENT TO DECEMBER 31, 2002 IS UNAUDITED)

We are a totally vertically integrated company that designs, brands, markets and distributes a complete range of fine jewelry. While we specialize in the semi-precious jewelry segment, we also offer high-end pieces set in yellow gold, white gold, platinum or sterling silver and adorned with semi-precious stones, diamonds, pearls and precious stones. We distribute mainly to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe. Our product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.

We believe that our vertically integrated structure provides significant advantages over our competitors. All profits from value added processes are captured internally, rather than shared with third party manufacturers. This results in very competitive pricing for the retailer and enhanced profits for us. Innovative processes in stone cutting and manufacturing further enhance our competitive position.

We employ an international design team and all of our designs and merchandising strategies are proprietary. Our exclusive and innovative concepts that we create offer brand potential. Our primary marketing focus has been in North America where we have sold directly to certain high volume customers who need specialized product development services and through a marketing relationship with International Jewelry Connection (IJC) for those customers that need higher levels of service and training.

We organize our marketing and distribution strategies by retail distribution channels. Concepts are developed for the specific needs of different market segments. We have identified the following as prime retail targets:

     o    fine jewelers;

     o    national jewelry chains;

     o    department stores;

     o    electronic retailers; and

     o    specialty retailers.

We start a new segment of business in relation to jewelry giftware and other products, which is at the development stage.


RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED
MARCH 31, 2003 AND MARCH 31, 2002

Net sales for the three months period ended March 31, 2003 were approximately $11,139,000, an increase of 5% from net sales of approximately $10,611,000 for the comparable period last year. The increase in sales was primarily due to the acceptance of new products, the addition of new customers and the increase in orders from existing customers.

Gross profit margin increased to approximately 30% of net sales for the three months period ended March 31, 2003 compared to approximately 27.5% for the comparable period last year, primarily due to the improved efficiencies from the consolidation of our production processes under one roof in our expanded Shenzhen facility.

Selling, general and administrative expenses for the three months period ended March 31, 2003 were approximately $2,910,000, consisting of three main business segments expenses of marketing & distributing of jewelry, point of sales of jewelry and trading of giftware with $2,466,000, $301,000 and $143,000 respectively.

Other revenues included interest income and rental incomes. Interest income for the three months period ended March 31, 2003 decreased to $11,000 from $36,000 for the comparable period last year. It was attributable to the decrease in interest rate since November 2002. Rental income for the three months period ended March 31, 2003 increased to $49,000 from $34,000 for the comparable period last years, as additional investment property was rented out during this period.

Interest expenses for the three months period ended March 31, 2003 were approximately $144,000, a slight decrease of $17000 or 10.6% from approximately $161,000 for the comparable period last year. The decrease was due to the reduced utilization level of bank overdraft and decrease in interest rate since November 2002.

As a result of the above factors, the Company had a net income for the three months period ended March 31, 2003 of $358,000 compared to a net loss of $67,000 for the comparable period last year.

Basic and diluted earning per share for the three months period ended March 31, 2003 was $0.04 compared to basic and diluted loss per share of $0.01 for the comparable period last year.


LIQUIDITY AND CAPITAL RESOURCES

We have no direct business operations other than the ownership of our subsidiaries and investment securities. Our ability to pay dividends and meet other obligations depends upon our receipt of dividends or other payments from our operating subsidiaries and investment securities. There are currently no known restrictions on our subsidiaries and investment securities to pay dividends to us; however, we do not currently intend to pay dividends to our shareholders.

Cash Flows:

Operating Activities:

Net cash provided by operating activities during the three months period ended March 31,2003 was $799,000, compared to $494,000 in the comparable period last year. The increase resulted from growth in revenues and improved working capital management.

Investing Activities:

Net cash provided by investing activities during the three months period ended March 31, 2003 was $812,000,which was primarily contributed by the release of restricted cash from bank. For the three months period ended March 31, 2002, $2,695,000 was used in investing activities, which included the further acquisition of 68.8% of a subsidiary, iBBC Inc., which engaged in marketing jewelry from its display cases in retail shops.

Financing Activities:

Net cash used in financing activities during the three months period ended March 31, 2003 was $1,761,000, which represented the repayment of bank overdraft and bank loan, and offset by the arrangement of new loan bearing lower interest rate, compared to net cash provided by financing activities $2,065,000 in the comparable period last year, which included the new gold loan arrangement of $1,714,000 and further drawdown of bank overdraft for financing in comparable period last year.


Financing Sources

Banking Facilities and Notes Payables

We have various letters of credit and overdraft under banking facilities. The banking facilities are collateralized by land and buildings, investment properties, restricted cash deposits, factored receivables and personal guarantees of a director.

            Letters of Credit and overdrafts:



                                                           As of           As of
                                                        March 31     December 31
                                                   -------------   -------------
                                                            2003            2002
                                                   -------------   -------------
                                                         US$'000         US$'000
FACILITIES GRANTED:
Letters of credit                                          8,333           8,718
Overdraft                                                  3,244           3,244
                                                   -------------   -------------
                                                          11,577          11,962
                                                   =============   =============

UTILIZED:
Letters of credit                                          7,035           5,756
Overdraft                                                    950           3,107
                                                   -------------   -------------
                                                           7,985           8,863
                                                   =============   =============

The letters of credit and bank overdrafts are denominated in H.K. dollars and U.S. dollars, bear interest at the floating commercial bank lending rates in Hong Kong, and are renewable annually with the consent of the relevant banks.


            Notes payable:


                                                                                  As of           As of
                                                                               March 31     December 31
                                                                          -------------   -------------
                                                                                   2003            2002
                                                                          -------------   -------------
                                                                                US$'000         US$'000
Notes payable                                                                     1,480           1,073
                                                                          =============   =============

We have term loans classified under notes payable which are related to the Group's properties. These loans are denominated in H.K. dollars and Renminbi, bear interest at pre-fixed rates in Hong Kong and China upon renewal.


Gold Loan Facilities:


                                                                                  As of           As of
                                                                               March 31     December 31
                                                                          -------------   -------------
                                                                                   2003            2002
                                                                          -------------   -------------
                                                                                US$'000         US$'000
Gold loan outstanding (in $)                                                      4,340           4,439
                                                                          =============   =============

Gold loan outstanding (in troy ounces)                                           12,950          12,950

Gold loan interest rate                                                       1.5%-2.5%      1.5%-2.4%

We have also secured "gold loan" facilities with various banks in Hong Kong, which bear a below-market interest rate. Due to lower interest rates charged for gold loans, our cost through our gold loan program has been substantially less than the costs that would have been incurred if we were to finance the purchase of all of our gold requirements with borrowings under our letter of credit facility or other credit arrangements. The gold loan, however, does expose us to certain market risks associated with potential future increases in the price of gold, so since the beginning of 2003, we have put in place mechanisms to hedge against such risks. Under the gold loan arrangements, we may defer the purchase until such time as we deem appropriate, the price to be paid being the current market price at time of payment. At the close of each reporting period, the gold loan is "marked to market" with changes reflected on the income statement.


FORWARD LOOKING STATEMENTS


This Quarterly Report contains certain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include the words "believe," "expect," "plans" or similar words and are based in part on the Company's reasonable expectations and are subject to a number of factors and risks, many of which are beyond the Company's control. Actual results could differ materially from those discussed under "Management's Discussion and Analysis of Financial Condition and Results of Operations" as a result of any of the following factors:


a)   general economic conditions and their impact on the retail environment;

b) fluctuations in the price of gold and other metals used to manufacture the Company's jewelry;

c) risks related to the concentration of the Company's customers, particularly the operations of any of its top customers;


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

d) variability of customer requirements and the nature of customers' commitments on projections and orders; and

e) the extent to which the Company is able to attract and retain key personnel.

In light of these uncertainties and risks, there can be no assurance that the forward-looking statements in this Quarterly Report will occur or continue in the future. Except for its required, periodic filings under the Securities Exchange Act of 1934, the Company undertakes no obligations to release publicly any revisions to these forward looking statements that may reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.


EFFECT OF RECENTLY ISSUED ACCOUNTING STANDARDS


    In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123". SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Companies having a year-end after December 15, 2002 are required to follow the prescribed format and provide the additional disclosures in their annual reports. SFAS No. 148 does not amend SFAS No. 123 to require companies to account for employee stock options using the fair value method. The Company adopted the disclosure provisions required in SFAS No. 148 and has provided the necessary disclosure in note 15.

    In November 2002, the FASB issued Interpretation No. 45 ("FIN 45") "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee. However, the provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor's obligations do not apply to product warranties or to guarantees accounted for as derivatives. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company is currently evaluating the effect of adopting FIN 45 on its results of operations and financial position.

    In January 2003, the FASB issued Interpretation No. 46 ("FIN 46") "Consolidation of Variable Interest Entities." Until this interpretation, a company generally included another entity in its consolidated financial statements only if it controlled the entity through voting interests. FIN 46 requires a variable interest entity, as defined, to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns. The Company currently has no interests in variable interest entities, and therefore does not expect adoption of FIN No. 46 to have impact on the Group's financial statements.





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


                              LJ INTERNATIONAL INC.
                           PART II - OTHER INFORMATION

Item 1 and 2

       Not applicable.

Item 3.

       QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

       Not applicable.

Item 4 and 5

       Not applicable

Item 6.

       (a)  Reports On Form 8-K
            Not applicable.




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